United States securities and exchange commission logo





                               May 26, 2023

       Teague Egan
       Chief Executive Officer
       Energy Exploration Technologies, Inc.
       G-8 Calle O   Neill
       San Juan, Puerto Rico 00918

                                                        Re: Energy Exploration
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed April 28,
2023
                                                            File No. 024-11823

       Dear Teague Egan:



              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Offering Circular Amendment No. 1

       Summary, page 2

   1. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that
all investors will understand the disclosure. For example, please briefly explain what
you mean by mixed matrix membranes, solid-state and quasi solid-
                                                        state batteries.
   2. Given the status of development and limited disclosure on page 33 of your solid state battery program, it
seems premature to highlight this program prominently in your
                                                        Summary. If material,
please expand your disclosure in this section and on page 33 to provide a more fulsome
discussion of this program. Alternatively, please balance your
 Teague Egan
Energy Exploration Technologies, Inc.
May 26, 2023
Page 2
         disclosure in the Summary relating to your solid-state battery technology.
Risks Related to Our Business, page 3

3. We note your risk factor disclosure on page 9 that your technology and product offerings is dependent on limited key suppliers. Please expand your disclosure here to discuss your sources and availability of raw materials and the names of any principal suppliers. See
         Item 101(h)(4)(v) of Regulation S-K.
Use of Proceeds, page 27

4. We note your disclosure that if you raise the Maximum Amount in the offering you will have sufficient capital to finance your operations at least through the end of 2024. You also disclose that if you do not receive full Maximum Offering there will be delays in the milestone achievements. As this is a best-efforts offering, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales
         (e.g., 25%, 50%, and 75%) to supplement the current 100% presentation. Description of Business, page 30

5. We note your disclosure on page 9 that you are largely dependent on a limited number of key customers that currently hold a majority of the market share in the lithium extraction market. You also disclose on page 32 that you have signed material transfer agreements with certain customers as part of the brine testing. Please expand your disclosure of your key customers, including a brief description of the material terms of your agreements with such customers. Please also file the agreements as an exhibit to the registration statement as required under Item 17.6(a) of Form 1-A or tell us why they are not material.
LiTAS Technology, page 31

6. We note your disclosure on page 31 that you work closely with the University of Texas and General Motors to exploit the technology covered by your patents and patent applications. Please advise if there is a licensing or collaboration agreement in place with
         General Motors, and if so, please provide a brief description of the material terms of the arrangement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 17.6(a) of Form 1-A.
7. We refer to your disclosure on page 37 that as part of the license agreement with the
       University of Texas, you were required to make annual fixed fee payments of
       approximately $25,000 plus royalty payments based on any revenue generated from the
FirstName LastNameTeague Egan
       use of the licensed patents. Please expand your disclosure of the material terms of the
Comapany    NameEnergy
       license agreement,Exploration   Technologies,
                           including the              Inc.
                                         aggregate payments  made to date under
the license
May 26,agreement,
         2023 Pageincluding
                     2        the up-front or execution payments paid and/or
milestone payments.
FirstName LastName
 Teague Egan
FirstName  LastNameTeague  Egan Inc.
Energy Exploration Technologies,
Comapany
May        NameEnergy Exploration Technologies, Inc.
     26, 2023
May 26,
Page 3 2023 Page 3
FirstName LastName
Pilot Plant Deployment, page 32

8.       We refer to your statement on page 28 that    based on the success of
[y]our first pilot
         facility, [you] will seek to install larger scale demonstration plants on site, or at regional
         test bed locations       You also disclose on page 32 that "after the
successful completion of
         the pilot testing protocols, [you] will move to a demonstration size facility that may come close to replicating the commercial size scale-up of [y]our operations." Please revise to expand your disclosure of your three pilot plants and the pilot testing protocols including, but not limited to, a discussion of the design and scope of such protocols and the key factors and metrics that will be used to evaluate the success of the pilot facilities.
Intellectual Property, page 33

9. We note your statement that you have an intellectual property portfolio that is comprised of a combination of patents and patent applications. Please revise to identify for each material patent and provisional patent application, as applicable, the scope and technology of each patent or patent application, whether the patents are owned or licensed, the type of patent protection, jurisdiction and expiration dates. In this regard, a tabular format may be useful.
Competition, page 34

10. We note your disclosure on page 34 you currently face, and will continue to face, competition in the development and marketing of your LiTAS technology from other DLE technology development companies. Please disclose whether any of your competitors developing DLE technology are also utilizing a mechanical separation process. Please also clarify whether any of your competitors are also developing solid state and quasi solid-
         state batteries.
Directors, Executive Officers and Significant Employees, page 40

11. Please revise to provide the disclosure required by Items 10(b) and 10(c) of Form 1-A.
Compensation of Directors and Executive Officers, page 44

12.      Please revise to provide the aggregate annual compensation of the
issuer   s directors as a
         group for the last completed fiscal year. Refer to Item 11(b) of Form 1-A.
Part II and III
Energy Exploration Technologies, Inc. Audited Financial Statements, page F-1

13.      Revise to include a signed Independent Auditors    Report for the
periods presented. Refer
         to Part F/S (c)(1)(ii) and (iii) of Form 1-A and Article 2-02 of Regulation S-X.
 Teague Egan
FirstName  LastNameTeague  Egan Inc.
Energy Exploration Technologies,
Comapany
May        NameEnergy Exploration Technologies, Inc.
     26, 2023
May 26,
Page 4 2023 Page 4
FirstName LastName
Note 11. Equity Transactions, page F-18

14. Revise to reconcile the disclosures about capital contributions from Footnote 11 to the amounts included in the Statement of Changes in Stockholder's Equity on page F-4 and the Statement of Cash Flows on page F-5.
General

15. We note your disclosure that your Subscription Agreement contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these
         provisions can discourage claims or limit investors    ability to
bring a claim in a judicial
         forum that they find favorable.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Rebecca G. DiStefano, Esq.